Treasure & Shipwreck Recovery, Inc.

13046 Racetrack Road, #234

Tampa, FL 33626

(877) 723-5477

March 4, 2022

REQUEST FOR QUALIFICATION

Mr. Scott Anderegg

Re:	Treasure & Shipwreck Recovery, Inc. Form 1-A/A
Amendment No. 2 - Request for Qualification
File No. 024-11781

Dear Mr. Anderegg:

On behalf of Treasure & Shipwreck Recovery, Inc. (the “Company”), I hereby request qualification of the above- referenced Amendment at 12:00 p.m., Eastern Time, on Monday, March 7, 2022, or as soon thereafter as is practicable.

The Company’s Offering in its Form 1-A/A has been qualified by coordination in the state of Georgia. Under this exemption, the offering is qualified in Georgia pending qualification by the SEC and the Company’s undertaking to submit to the Georgia Secretary of State Securities Division any later filed amendments of the Form 1-A/A.

FINRA has no objection to the Company’s compensation arrangement with Dalmore Group, Inc. as confirmed in the attached letter from FINRA regarding same.

Very Truly Yours,

/s/ Craig A. Huffman

Craig A. Huffman

CEO

Treasure & Shipwreck Recovery, Inc.